February 9, 2021

VIA EDGAR AND BY COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dane Saglio

Re:	Seneca Biopharma, Inc.
Registration Statement on Form S-4
Filed December 23, 2020
File No. 333-251659

Ladies and Gentlemen:

On behalf of Seneca Biopharma, Inc. (“Seneca”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 3, 2021 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Seneca has also revised the Registration Statement in an Amendment No. 2 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Seneca’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 113

1. We note your response to prior comment 14. However, your revised disclosure states that the Merger "should" qualify as a reorganization and furthermore continues to assume the material tax consequences at issue (e.g. "Assuming the Merger constitutes a reorganization...", "If the Merger so qualifies...", etc.). Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please also remove any statement that assumes the material tax consequences at issue. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

February 9, 2021

Response: Seneca respectfully informs the Staff that it believes the current disclosure under the heading “Material U.S. Federal Income Tax Consequences of the Merger”, beginning on page 113 of the Amendment, complies with Section III of Staff Legal Bulletin No 19 (the “Bulletin”). The Bulletin explicitly permits counsel may issue a “should” opinion if there is a lack of authority directly addressing the tax consequences of the transaction and, in general, the disclosure describes why a “will” opinion cannot be rendered. See Section III.C.4 of the Bulletin.

There is no definitive authority regarding the treatment of contingent consideration (such as the Milestone Payments) in connection with a transaction that would otherwise qualify as a “reorganization” for U.S. federal income tax purposes. In Revenue Procedure 84-42 (the “Revenue Procedure”), the IRS announced that it will not issue favorable letter rulings regarding the status of a transaction as a “reorganization” where the transaction included contingent stock arrangements unless certain requirements are satisfied. Such requirements include a 50% threshold on the percentage of contingent stock that may be issued subsequent to the closing of the transaction. Due to the number of additional shares of Seneca Common Stock that may be issued as Milestone Payments, the Merger does not satisfy this requirement. Accordingly, due to the lack of definitive authority regarding the tax treatment of the Milestone Payments, counsel to each of Seneca and LBS rendered a “should” opinion as to the treatment of the Merger as a “reorganization” for U.S. federal income tax purposes. Furthermore, the disclosure under the heading “Material U.S. Federal Income Tax Consequences of the Merger - General”, beginning on page 115 of the Amendment, explains such lack of authority, the failure of the Merger to comply with all of the requirements of the Revenue Procedure, and related risks. As noted above, Seneca believes such disclosure complies with Section III of the Bulletin.

Contingent Value Rights Agreement, page 144

1.	We note your response to prior comment 17. Please revise this section to disclose the planned fees for the CVR Agent and the CVR Holders' Representative.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on page 146.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

February 9, 2021

Sincerely,

/s/ Raul Silvestre

Raul Silvestre

Silvestre Law Group, P.C.